SembCorp Industries

06014542

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

15 June 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED JUN 1 ? 2006 WASH. D.C. 199

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed Circular to Shareholders is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Enc

6/21

C:jesstan/cos2004/SCI/EGM/CapReduc/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of SembCorp Industries Ltd (the "**Company**") will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on 7 July, 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolution as a Special Resolution:

Resolution 1: Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders

That pursuant to Article 10(B) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore:

(1) **Reduction of Paid-Up Share Capital**

the paid-up share capital of the Company be reduced by the sum of up to S$270 million and that such reduction be effected by returning to Shareholders S$0.15 in cash for each fully paid-up ordinary share in the capital of the Company held as at a books closure date to be determined by the Directors; and

(2) **Authority to Directors**

the Directors and each of them be authorised and empowered to do all acts and things as they or he may consider necessary or expedient to give effect to this Resolution.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
Singapore

15 June, 2006

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

CIRCULAR DATED 15 JUNE, 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt about this circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in the capital of SembCorp Industries Ltd (the "Company") you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or transferee.

SembCorp
Industries

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

CIRCULAR TO SHAREHOLDERS

in relation to

the proposed Capital Reduction and Cash Distribution to Shareholders

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	5 July, 2006 at 10.00 a.m.
Date and time of Extraordinary General Meeting	:	7 July, 2006 at 10.00 a.m.
Place of Extraordinary General Meeting	:	The Theatrette 60 Admiralty Road West Singapore 759947

In this Circular, the following definitions apply throughout except where the context otherwise requires:

"Articles"	The Articles of Association of the Company.
"Awards"	Contingent award of Shares granted pursuant to the Performance Share Plan and the Restricted Stock Plan.
"Books Closure Date"	A date and time to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Capital Reduction.
"Capital Reduction"	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 78G of the Companies Act to return to Shareholders part of the paid-up share capital of the Company which is in excess of the needs of the Company, details of which are set out on pages 7 to 13 of this Circular.
"Cash Distribution"	The proposed cash distribution by the Company to the Shareholders of S$0.15 in cash for each Share held as at the Books Closure Date pursuant to the Capital Reduction.
"CDP"	The Central Depository (Pte) Limited.
"Committee"	The Executive Resource & Compensation Committee appointed by the Directors to administer the Share Plans.
"Companies Act"	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SCI"**	SembCorp Industries Ltd.
"Court"	The High Court of the Republic of Singapore.
"Directors"	The directors of the Company as at the date of this Circular, unless otherwise stated.
"EGM"	The extraordinary general meeting of the Company, notice of which is set out on page 18 of this Circular.
"Group" or **"SCI Group"**	SCI and its subsidiaries.
"Income Tax Act"	The Income Tax Act, Chapter 134 of Singapore.
"Latest Practicable Date"	5 June, 2006, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.
"Market Day"	A day on which the SGX-ST is open for trading in securities.
"NTA"	Net tangible assets.
"Options"	Options to subscribe for new Shares granted pursuant to the Share Option Scheme and the Share Option Plan.

"Performance Share Plan"	The SembCorp Industries Performance Share Plan, as amended or modified from time to time.
"Registrar"	The Registrar of Companies and Businesses of Singapore.
"Restricted Stock Plan"	The SembCorp Industries Restricted Stock Plan, as amended or modified from time to time.
"ROE"	Return on equity.
"Securities Accounts"	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	Singapore Exchange Securities Trading Limited.
"Share Option Plan"	The SembCorp Industries Share Option Plan, as amended or modified from time to time.
"Share Option Scheme"	The SembCorp Industries Executives' Share Option Scheme, as amended or modified from time to time.
"Share Plans"	The Share Option Scheme, the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan.
"Shareholders"	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares credited to their Securities Accounts.
"Shares"	Ordinary shares in the capital of the Company.
"**S$**", "**$**" and "**cents**"	Singapore dollars and cents, respectively.
"Temasek"	Temasek Holdings (Private) Limited.
"%"	Per centum or percentage.

The expressions "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa,* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. Words importing persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual of the SGX-ST, or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual of the SGX-ST or any modification thereof, as the case may be.

Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.

Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

INDICATIVE TIMETABLE

The following are the indicative dates and times for the Capital Reduction[1].

Last date and time for lodgement of Proxy Forms for the EGM[2]	:	5 July, 2006 at 10.00 a.m.
Date and time of the EGM	:	7 July, 2006 at 10.00 a.m.
Expected date for Court approval of the Capital Reduction	:	1 August, 2006
Expected last date and time of "cum" trading of the Shares	:	3 August, 2006 at 5.00 p.m.
Expected commencement of "ex" trading of the Shares	:	4 August, 2006 at 9.00 a.m.
Expected Books Closure Date for the Capital Reduction	:	8 August, 2006 at 5.00 p.m.
Expected Payment Date for the Cash Distribution	:	22 August, 2006

Notes:

(1) The above timetable is only indicative and the actual dates of the above events will be announced in due course by way of an SGXNET announcement released on the SGX-ST.

(2) All Proxy Forms must be lodged at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the EGM. Completion and return of a Proxy Form will not preclude a Shareholder from attending and voting in person at the EGM.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

Directors:

Peter Seah Lim Huat *(Chairman)*
Tang Kin Fei *(Group President & CEO)*
K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Colin Au Fook Yew
Evert Henkes
Lee Suet Fern

Registered Office:

30 Hill Street #05-04
Singapore 179360

15 June, 2006

To: The Shareholders of
SembCorp Industries Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors of SCI are convening the EGM to be held on 7 July, 2006 to seek Shareholders' approval for the proposed Capital Reduction and Cash Distribution.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.

2. THE PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

2.1 **Announcement.** On 8 May, 2006, the Directors announced the Capital Reduction involving a Cash Distribution of S$0.15 for each Share held as at the Books Closure Date pursuant to the Capital Reduction, making an aggregate Cash Distribution of up to S$270 million.

A copy of the Company's announcement is available on the website of the SGX-ST at www.sgx.com.

2.2 **The Proposed Capital Reduction and Cash Distribution.** The Company is proposing the Capital Reduction pursuant to which the Company will return to Shareholders S$0.15 for each Share held as at the Books Closure Date.

Based on the paid-up share capital of the Company of approximately S$768 million comprising approximately 1,757 million Shares as at the Latest Practicable Date, an aggregate amount of approximately S$264 million will be returned to Shareholders pursuant to the Capital Reduction. The actual amount to be returned to Shareholders pursuant to the Capital Reduction will be based on the paid-up share capital of the Company as at the Books Closure Date.

The Capital Reduction will not result in a cancellation of Shares or a change in the number of Shares held by Shareholders immediately after the Capital Reduction.

2.3 **Options and Awards.** The Company has granted Options under the Share Option Scheme and the Share Option Plan which are exercisable into Shares. The Company has also granted Awards under the Performance Share Plan and the Restricted Stock Plan pursuant to which the Company may, subject to performance targets and/or conditions being fulfilled, deliver Shares, free of payment, to the holders of such Awards, either in the form of new Shares or existing Shares, upon the vesting of the Awards, or pay cash, rather than deliver Shares.

The actual amount of the aggregate Cash Distribution to be paid pursuant to the Capital Reduction will be based on the paid-up share capital of the Company as at the Books Closure Date, taking into account the issue of new Shares arising from the exercise of any Options and any vesting of Awards described above, on or before the Books Closure Date.

As at the Latest Practicable Date:

(a) there were outstanding Options enabling the holders thereof to subscribe for an aggregate of 37,562,767 Shares, all of which may be vested and exercisable on or before the Books Closure Date; and

(b) there were outstanding Awards of 2,125,000 Shares that may be vested on or before the Books Closure Date.

2.4 **Illustration.** The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date:

	Shareholder with 1,000 Shares
<u>Position pre-Capital Reduction</u>	
Shares currently held	1,000
<u>Position post-Capital Reduction</u>	
Cash Distribution received (S$)	150
Shares held post-Capital Reduction	1,000

In summary, Shareholders will receive a cash distribution of S$150.00 for every 1,000 Shares held as at the Books Closure Date, while maintaining the same proportionate shareholding in the Company.

2.5 **Funds for the Capital Reduction**. Based on the paid-up share capital of the Company as at the Latest Practicable Date, the amount of approximately S$264 million to be distributed to Shareholders pursuant to the Capital Reduction will be funded from the proceeds received by the Company from the recently completed sale by the Company of its entire 60.01 per cent. stake in SembCorp Logistics Ltd to Toll (Asia) Pte. Ltd., a wholly-owned subsidiary of Toll Holdings Limited.

The Directors of the Company are of the opinion that the Cash Distribution of approximately S$264 million to be returned to the Shareholders pursuant to the Capital Reduction is in excess of the needs of the Group and that the financial resources available to the Group and the Company's share capital base following the Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the Group.

2.6 **Rationale for the Capital Reduction.** The Company is proposing the Capital Reduction for the following reasons:

(a) ***Returning Surplus Capital to Shareholders***

The Company has determined that, taking account of the reserves available to the Company in the form of cash and investible funds and the ongoing cash flow generated by its operating business, the current level of capital held by the Company is surplus to its requirements. In determining the level of capital to be returned to Shareholders, the Company has ensured that it retains sufficient capital reserves to support its existing business and to allow flexibility to pursue appropriate business opportunities, should such opportunities arise in the future.

The Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support debt repayments and fund new business opportunities.

The Capital Reduction allows a substantial cash distribution to be made to Shareholders, while enabling each Shareholder to maintain the same proportionate shareholding in the Company.

(b) ***Enhance shareholders' value***

Capital reduction achieves a permanent improvement in capital structure when the paid-up share capital of a company is reduced. On a proforma basis as at 31 March, 2006, the Capital Reduction is expected to increase the annualised ROE of the Group from 30% to 32%, thereby increasing shareholders' value.

2.7 **Taxation. Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction. Shareholders who are in doubt as to their respective tax positions or any such tax implications or who may be subject to tax in a jurisdiction outside Singapore should consult their own professional advisers.**

Section 10l of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its share capital and such a capital reduction is made out of "contributed capital" of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments.

In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction, the amounts are to be paid to Shareholders out of the paid-up share capital of the Company and will likely be regarded as a return of capital and should not be treated as a distribution of dividend to Shareholders for purposes of Singapore income tax.

2.8 **Conditions for the Capital Reduction.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b) the approval of the Court for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

A copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar.

2.9 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the Capital Reduction together with the other documents prescribed under the Companies Act with the Registrar, the special resolution for the Capital Reduction shall take effect, and the Cash Distribution will be made thereafter. Subject to the conditions in paragraph 2.8 above being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to Shareholders by 22 August, 2006.

2.10 **Adjustments to Options and Awards.** Existing Rule 10(a) of the Share Option Scheme and existing Rule 11.1 of the Share Option Plan permit the Committee to adjust outstanding Options if a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation or distribution or otherwise) shall take place.

Existing Rules 9.1 of the Performance Share Plan and the Restricted Stock Plan similarly permit the Committee to adjust outstanding Awards if a variation in the ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, subdivision, consolidation, distribution or otherwise) shall take place.

Accordingly, subject to confirmation by the auditors of the Company that the adjustments are fair and reasonable, the Committee has the discretion to adjust outstanding Options and Awards as a consequence of the Capital Reduction.

Following from the above, the Committee has determined that adjustments shall be made to the subscription prices of outstanding Options unexercised as at Books Closure Date. KPMG, the auditors of the Company, has confirmed in writing that the said adjustments are fair and reasonable. Written notification of such adjustments shall be given to each holder of the Options in accordance with the rules of the Scheme. The Committee shall also determine at the Books Closure Date if adjustments shall be made to the number of Shares comprised in the outstanding Awards. Such adjustments, if any, will need to be confirmed by KPMG. The adjustments to the Options and Awards (if any) would not increase the expenses charged to the profit and loss account of the Group.

2.11 **Financial Effects of the Distribution.** For illustrative purposes only, assuming the Capital Reduction was implemented on 31 March, 2006, the financial effects of the Capital Reduction are set out below.

The following assumptions have been made for the purposes of illustrating the financial effects of the Capital Reduction:

(a) an appropriation of S$0.15 per Share from the paid-up share capital of the Company; and

(b) the total number of issued and fully paid-up Shares held as at 31 March, 2006 being 1,751,652,996 Shares.

Share Capital

The Capital Reduction will have no impact on the number of Shares held by Shareholders as a result of the Capital Reduction.

The proforma effect of the Capital Reduction on the share capital of the Company as at 31 March, 2006, based on the unaudited financial statements of the Company as at 31 March, 2006, will be a reduction of the paid-up share capital from S$759 million to S$496 million.

Shareholders' Funds

The proforma effects of the Capital Reduction on the shareholders' funds of the Group and the Company as at 31 March, 2006 based on the unaudited financial statements of the Group and Company as at 31 March, 2006 are as follows:

	GROUP		COMPANY	
(S$'000)	**As at 31 March, 2006**	**Proforma after Capital Reduction**	**As at 31 March, 2006**	**Proforma after Capital Reduction**
Share capital	758,601	495,853	758,601	495,853
Other reserves	446,762	446,762	2,598	2,598
Accumulated profits	1,309,958	1,309,958	560,753	560,753
	2,515,321	2,252,573	1,321,952	1,059,204
Minority interests	623,676	623,676	–	–
	3,138,997	2,876,249	1,321,952	1,059,204

Net Tangible Assets ("NTA")

The proforma effects of the Capital Reduction on the net tangible assets of the Group as at 31 March, 2006 based on the unaudited financial statements of the Group as at 31 March, 2006 are as follows:

	GROUP	
	As at 31 March, 2006	**Proforma after Capital Reduction**
NTA (S$'000)	2,370,539	2,107,791
Number of issued and paid-up Shares ('000)	1,751,653	1,751,653
NTA per Share (S$)	1.35	1.20

Net Gearing

The proforma effects of the Capital Reduction on the net gearing of the Group as at 31 March, 2006 based on the unaudited financial statements of the Group as at 31 March, 2006, are as follows:

	GROUP		
	As at 31 March, 2006	**Adjusted before Capital Reduction[(1)]**	**Proforma after Capital Reduction**
Gross borrowings (S$'000)	1,062,474	1,062,474	1,062,474
Bank balances, fixed deposits and cash (S$'000)	942,448	1,053,047	790,299
Net borrowings (S$'000)	120,026	9,427	272,175
Shareholder funds and minority interests (S$'000)	3,138,997	3,138,997	2,876,249
Net Gearing (times)	0.04	0.00	0.09

(1) Adjusted for the proceeds received from disposal of SembCorp Logistics Ltd and payment for the final settlement of the dispute relating to the conversion of the pipelay vessel Solitaire assuming this was effected on 31 March, 2006.

The proforma consolidated balance sheet of the Group and the Company before and after the Capital Reduction, based on the unaudited balance sheet as at 31 March, 2006, is set out in the Appendix to this Circular.

2.12 **Administrative Procedures for the Capital Reduction.** The following paragraphs set out the administrative procedures for the Capital Reduction.

2.12.1 ***Books Closure Date***

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be entitled to receive a Cash Distribution of S$0.15 for each Share held as at the Books Closure Date.

Persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date will be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

The Company will announce the Books Closure Date as soon as practicable after the EGM.

2.12.2 ***Shareholders holding Scrip Shares***

Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, tentatively by 21 July, 2006 in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from 22 July, 2006 to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction.

2.12.3 ***Payment of the Cash Distribution***

Payment of the Cash Distribution pursuant to the Capital Reduction will be made in the following manner:

(a) *Scripless Shareholders*

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date will have the cheques for payment of their respective entitlements to the Cash Distribution under the Capital Reduction despatched to them by CDP by ordinary post at their own risk by, tentatively, 22 August, 2006. Alternatively, such Shareholders will have payment of their respective entitlements to the Cash Distribution under the Capital Reduction made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions by, tentatively, 22 August, 2006.

(b) *Shareholders holding Scrip Shares*

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment of their entitlements to the Cash Distribution under the Capital Reduction despatched to them, together with the new share certificates, by ordinary post at their own risk by, tentatively, 22 August, 2006.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

3.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	**Number of Shares comprised in outstanding Options/Awards**
Peter Seah Lim Huat	280,000	0.02	–	–	560,000
Tang Kin Fei	1,021,105	0.06	–	–	2,716,250 (3)
K Shanmugam	245,000	0.01	–	–	175,000
Goh Geok Ling	197,500	0.01	131,600 (2)	0.01	195,000
Richard Hale, OBE	118,750	0.01	–	–	227,500
Yong Ying-I	100,000	0.01	–	–	–
Colin Au Fook Yew	6,750	nm (1)	–	–	55,250
Evert Henkes	–	–	–	–	59,000
Lee Suet Fern	–	–	–	–	35,000

Notes:

(1) Not meaningful.

(2) Goh Geok Ling is deemed to be interested in the 131,600 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

(3) Of the 2,716,250 Shares:

(a) 1,716,250 Shares are comprised in options granted to Tang Kin Fei pursuant to the SembCorp Industries Share Option Plan and the SembCorp Industries Executives' Share Option Scheme;

(b) 200,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3-year period from 2004 to 2006. No Shares will be released should targets be achieved at below 80% of the targets set and up to twice the number of the Shares will be released should targets be achieved at up to 200% of the targets set;

(c) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3-year period from 2005 to 2007. The actual number of Shares to be released depends on performance level and shall range from 0% to 150% of the original award; and

(d) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei, subject to performance targets set over a 3-year period from 2006 to 2008. The actual number of Shares to be released depends on performance level and shall range from 0% to 150% of the original award.

3.2 **Substantial Shareholder's Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares			
Substantial Shareholder	**Direct Interest**	**%**	**Deemed Interest**	**%**
Temasek	871,200,328	49.60	13,479,040 (1)	0.77

Note:

(1) Temasek is deemed to be interested in the 13,479,040 Shares held by its subsidiaries.

4. DIRECTORS' RECOMMENDATIONS

4.1 **The Proposed Capital Reduction.** The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 1, being the Special Resolution relating to the proposed Capital Reduction at the EGM.

5. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 18 of this Circular, will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on 7 July, 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing, with or without any modifications, the Special Resolution set out in the Notice of EGM.

6. ACTION TO BE TAKEN BY SHAREHOLDERS

6.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not later than 48 hours before the time fixed for the EGM. The completion and return of the proxy form by a Shareholder will not prevent him from attending and voting in person at the EGM in place of his proxy if he wishes to do so.

6.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

7. CONSENTS

KPMG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its name and its letter of confirmation to the Company dated 5 June, 2006 relating to the adjustments to the subscription prices of the outstanding Options, and all references thereto, in the form and context in which they appear in this Circular.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December, 2005;

(b) the Share Plans; and

(c) the letter of confirmation from KPMG to the Company dated 5 June, 2006.

9. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by all the Directors and they (including those who have delegated detailed supervision of this Circular) collectively and individually accept responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors
SembCorp Industries Ltd

Peter Seah Lim Huat
Chairman

PROFORMA CONSOLIDATED BALANCE SHEET OF THE GROUP AND COMPANY BEFORE AND AFTER THE CAPITAL REDUCTION

(S$'000)	GROUP As at 31 March, 2006	GROUP Adjusted before Capital Reduction (1)	GROUP Proforma after Capital Reduction (2)	COMPANY As at 31 March, 2006	COMPANY Adjusted before Capital Reduction (3)	COMPANY Proforma after Capital Reduction (2)
Equity attributable to shareholders of the Company:-						
Share capital	758,601	758,601	495,853	758,601	758,601	495,853
Other reserves	446,762	446,762	446,762	2,598	2,598	2,598
Accumulated profits	1,309,958	1,309,958	1,309,958	560,753	560,753	560,753
	2,515,321	2,515,321	2,252,573	1,321,952	1,321,952	1,059,204
Minority interests	623,676	623,676	623,676	–	–	–
Total equity	3,138,997	3,138,997	2,876,249	1,321,952	1,321,952	1,059,204
Non-current assets						
Property, plant & equipment	2,600,022	2,600,022	2,600,022	1,137	1,137	1,137
Investments in subsidiaries	–	–	–	1,518,124	1,518,124	1,518,124
Interests in associates	224,324	224,324	224,324	–	–	–
Interests in joint ventures	383,123	383,123	383,123	–	–	–
Other financial assets	113,956	113,956	113,956	–	–	–
Long term receivables and prepayments	101,109	101,109	101,109	–	–	–
Intangible assets	142,411	142,411	142,411	90	90	90
Deferred tax assets	20,688	20,688	20,688	–	–	–
	3,585,633	3,585,633	3,585,633	1,519,351	1,519,351	1,519,351
Current assets						
Inventories and work-in-progress	1,196,974	1,196,974	1,196,974	–	–	–
Trade and other receivables	2,195,179	1,401,880	1,401,880	885,362	92,063	92,063
Bank balances, fixed deposits and cash	942,448	1,053,047	790,299	10,129	803,428	540,680
	4,334,601	3,651,901	3,389,153	895,491	895,491	632,743
Current liabilities						
Trade and other payables	2,871,413	2,188,713	2,188,713	941,120	941,120	941,120
Excess of progress billings over work-in-progress	385,793	385,793	385,793	–	–	–
Provisions	22,263	22,263	22,263	–	–	–
Employee benefits	6,475	6,475	6,475	1,575	1,575	1,575
Current tax payable	114,529	114,529	114,529	–	–	–
Interest-bearing borrowings	138,174	138,174	138,174	–	–	–
	3,538,647	2,855,947	2,855,947	942,695	942,695	942,695
Net current assets / (liabilities)	795,954	795,954	533,206	(47,204)	(47,204)	(309,952)
	4,381,587	4,381,587	4,118,839	1,472,147	1,472,147	1,209,399
Non-current liabilities						
Deferred tax liabilities	225,658	225,658	225,658	195	195	195
Provisions	4,916	4,916	4,916	–	–	–
Employee benefits	40,418	40,418	40,418	–	–	–
Interest-bearing borrowings	892,130	892,130	892,130	150,000	150,000	150,000
Other long-term liabilities	79,468	79,468	79,468	–	–	–
	1,242,590	1,242,590	1,242,590	150,195	150,195	150,195
	3,138,997	3,138,997	2,876,249	1,321,952	1,321,952	1,059,204

Notes:

(1) Adjusted for the proceeds received from disposal of SembCorp Logistics Ltd and payment for the settlement of the dispute relating to the conversion of the pipelay vessel Solitaire assuming this was effected on 31 March, 2006.

(2) The following assumptions have been made for the purposes of illustrating the financial effects before and after the Capital Reduction:

i. an appropriation of S$0.15 per Share from the paid-up share capital of the Company; and

ii. the total number of issued and fully paid-up Shares held as at 31 March, 2006 being 1,751,652,996 Shares.

(3) Adjusted for the proceeds received from disposal of SembCorp Logistics Ltd assuming this was effected on 31 March, 2006.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of SembCorp Industries Ltd (the "**Company**") will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on 7 July, 2006 at 10.00 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolution as a Special Resolution:

Resolution 1: Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders

That pursuant to Article 10(B) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore:

(1) **Reduction of Paid-Up Share Capital**

the paid-up share capital of the Company be reduced by the sum of up to S$270 million and that such reduction be effected by returning to Shareholders S$0.15 in cash for each fully paid-up ordinary share in the capital of the Company held as at a books closure date to be determined by the Directors; and

(2) **Authority to Directors**

the Directors and each of them be authorised and empowered to do all acts and things as they or he may consider necessary or expedient to give effect to this Resolution.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
Singapore

15 June, 2006

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

PROXY FORM

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of SembCorp Industries Ltd, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ____ (Name)

of ____ (Address)

being a member/members of SembCorp Industries Ltd (the "**Company**") hereby appoint

Name	**Address**	**NRIC/Passport Number**	**Proportion of Shareholdings (%)**
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 7 July, 2006 at The Theatrette, 60 Admiralty Road West, Singapore 759947, at 10.00 a.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	**Against**
Resolution 1: Special Resolution To approve the proposed Capital Reduction and Cash Distribution.		

Dated this __________ day of ____________________ 2006

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st fold here

Please affix postage stamp

The Company Secretary

SEMBCORP INDUSTRIES LTD

30 Hill Street #05-04

Singapore 179360

2nd fold here

3rd fold here and seal